EXHIBIT 3.1

AMENDMENT NO. 1

TO

THE AMENDED AND RESTATED BYLAWS

OF

GLOBALSCAPE, INC.

(Effective as of August 6, 2019)

The Amended and Restated Bylaws of GlobalSCAPE, Inc. (the “Corporation”) are hereby amended by adding a new Section 13 to Article VIII reading as follows:

Section 13. Forum for Adjudication of Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, a state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director or officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation, or these Bylaws (in each case, as they may be amended from time to time), or (iv) any action asserting a claim against the Corporation or any current or former director or officer or other employee of the Corporation governed by the internal affairs doctrine. Any person holding, owning, purchasing, or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section.